Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**06/17/09**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**06/17/09**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**lisa.williford@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8061709.htm**
	8-k
EX-99.1	**ex99_1.htm**
	FINRA press release
GRAPHIC	**logo.jpg**
	graphic
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>06/17/09</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8061709.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-k</value></field>
                <data sid="data1"><filename>k8061709.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>FINRA press release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>graphic</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></fi
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

June 17, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On June 17, 2009, Raymond James Financial, Inc. issued a press release stating the Company has agreed to a censure and $1 million fine by the Financial Industry Regulatory Authority (FINRA), regarding stock loan transactions and finders payments during the years 2002 through early 2005. This fine was previously fully reserved for and thus will not affect fiscal 2009 earnings.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.

99.1 Press release dated June 17, 2009 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 18, 2009   By: /s/ Jeffrey P. Julien
                                                              Jeffrey P. Julien
                                                              Senior Vice President - Finance
                                                              and Chief Financial Officer

Exhibit 99.1



June 17, 2009   FOR IMMEDIATE RELEASE

RAYMOND JAMES RESPONDS TO FINRA
ACTION ON STOCK LOAN MATTER

   ST. PETERSBURG, Fla. – Raymond James & Associates (member NYSE/SIPC) has agreed to a censure and $1 million fine by the Financial Industry Regulatory Authority (FINRA), regarding stock loan transactions and finders payments during the years 2002 through early 2005. In settling the matter, Raymond James neither admitted nor denied any of the allegations.

   In early 2005, as a result of growing concerns about alleged abuses in the industry-wide practice, Raymond James voluntarily made changes to its business practices and supervision of its stock loan business including the elimination of stock loan finders. The firm also implemented more extensive written supervisory procedures and began requiring licensing of traders and supervisors. It was later that year that FINRA raised concerns about the practice and began its industry-wide investigation.

   After more than four years, Raymond James is pleased to have the matter settled. The concerns raised by FINRA as a result of its investigation did not relate to any Raymond James customers, customer accounts or customer complaints.

   In 2008, Raymond James retained an outside consultant that completed a thorough review of documented stock loan procedures and processes, and concluded there were no significant issues.

About Raymond James & Associates

   Raymond James & Associates, which has built a national reputation during the past 44 years as a leader in financial planning for individuals, corporations and municipalities, is a wholly owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF), a financial services holding company. Through its three principal broker/dealer subsidiaries, Raymond James Financial has more than 5,000 financial advisors serving 1.8 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $183 billion, of which approximately $28 billion are managed by the firm's asset management subsidiaries.


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For additional information, please contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.
